										OMB APPROVAL
										OMB Number:3235-0145
										Expires: August 31, 1999
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										hours per form 14.90

						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

				    New Century Financial Corp
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						64352D101
					   (CUSIP Number)

					Carolyn S. Reiser, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					  November 30, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 64352D101					Page 2 of 22 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Vincent Andrew Carrino
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				158,800
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				6,820,391
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				158,800
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						6,820,391
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,979,191
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	47.4%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 64352D101					Page 3 of 22 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management, LLC
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				6,820,391
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						6,820,391
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,820,391
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	46.4%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO, IA

CUSIP No. 64352D101					Page 4 of 22 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed Partners, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/X/
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				4,761,807
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						4,761,807
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,761,807
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	32.4%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 64352D101					Page 5 of 22 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed (Cayman) Ltd.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/X/
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				897,683
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						897,683
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	897,683
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.1%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO

CUSIP No. 64352D101					Page 6 of 22 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of New Century Financial Corp. (the "Issuer"). The principal executive office of the Issuer is located at 18400 Von Karman, Suite 1000, Irvine, CA 92612.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Brookhaven Capital Management Co., LLC ("LLC"), Watershed
Partners, L.P. ("Watershed"), Watershed (Cayman) Ltd. ("Cayman") and Vincent Andrew Carrino ("Carrino") (collectively, the "Filers").

	(b)	The business address of LLC, Watershed and Carrino is 3000
Sandhill Road, Building 3, Suite 105, Menlo Park, CA 94025. The business address of Cayman is c/o Hemisphere Management Limited, Hemisphere House, 9 Church Street, Hamilton HM11, Bermuda.

	(c)	Carrino is the manager and principal member of LLC and the sole director of Cayman.  LLC is an investment advisory firm that is the general
partner of Watershed and the investment adviser to Cayman.   Watershed is
an investment limited partnership.    Cayman is a Cayman Islands investment
company.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Carrino is a citizen of the United States of America.  Watershed is a Delaware limited partnership.  Cayman is a Cayman Islands company.
LLC is a California limited liability company.

CUSIP No. 64352D101					Page 7 of 22 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

LLC*			Funds under Management	$75,649,581.26
Watershed		Working Capital			$53,801,083.63
Cayman		Working Capital			$10,354,895.65
Carrino		Personal Funds			$   294,840.00
Carrino		Other				$ 1,002,493.00

* Includes Stock held by Watershed and Cayman

ITEM 4.	PURPOSE OF TRANSACTION.

The sole purpose of the purchase of the Stock reported herein was and is for investment. Other than as described below, none of the Filers has any present plans or proposals that relate to, or would result in, any transaction or event described in Item 4 of Schedule 13D. The Filers may decide to purchase additional shares of the Stock at any time and may dispose of shares of the Stock at any time in any lawful manner. None of the Filers has any present plans or intentions to acquire or dispose of any Stock other than for the purpose of investment.

CUSIP No. 64352D101					Page 8 of 22 Pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The Filers have effected the following open market transactions in the Stock since September 30, 1999:

		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share


LLC			P	09/30/1999		5,000	17.5535
Watershed		P	09/30/1999		1,000	17.5
Watershed		P	09/30/1999    10,000		17.5535
Watershed		P	09/30/1999    13,000		17.5284
Watershed		P	09/30/1999		5,000	17.375
Watershed		P	09/30/1999		1,100	17.5
LLC			P	09/30/1999		8,000	17.625
LLC			P	09/30/1999		5,000	17.625
Cayman		P	09/30/1999		7,200	17.5535
Cayman		P	09/30/1999    10,000		17.5
Watershed		P	10/04/1999   188,000		17.125
LLC			P	10/04/1999    20,000		17.125
Cayman		S	10/04/1999    50,000		17.125
LLC			S	10/04/1999   156,000		17.125
Watershed		P	10/05/1999    50,000		17.125
Watershed		P	10/05/1999		5,000	17.3538
Cayman		S	10/05/1999    15,000		17.125
LLC			S	10/05/1999    35,000		17.125
Watershed		P	10/06/1999		2,500	17.6875
Watershed		P	10/07/1999		2,000	17.5
LLC			P	10/08/1999	  	500		16.9375
Watershed		P	10/12/1999    14,500		14.7091
Watershed		P	10/12/1999    52,000		14.5
Watershed		P	10/12/1999    10,000		14.85
Watershed		P	10/12/1999    15,000		14.8125
Watershed		P	10/12/1999    11,200		14.4766
LLC			S	10/12/1999    36,000		14.9375
Cayman		P	10/12/1999    36,000		14.9375
Cayman		S	10/12/1999    52,000		14.5
LLC			P	10/28/1999		7,000	14.1827
LLC			P	10/28/1999		6,000	14.1827
LLC			P	10/29/1999		2,000	13.75
Watershed		S	10/29/1999	  	200		13.6875
LLC			P	10/29/1999		1,200	13.73
LLC			P	11/04/1999		2,000	14.5344
Watershed		P	11/05/1999		5,000	14.625
Watershed		P	11/05/1999		5,000	14.5975
LLC			P	11/08/1999		3,500	14.625
Watershed		P	11/11/1999		2,000	14.375
Watershed		P	11/18/1999		2,700	15.1759
Watershed		P	11/19/1999		3,000	16.1875
LLC			P	11/19/1999		1,200	16.1875

CUSIP No. 64352D101					Page 9 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

LLC			P	11/23/1999		5,000	15.9463
Cayman		P	11/24/1999		3,000	15.8938
Watershed		P	11/26/1999		1,200	16.1875
Watershed		P	11/29/1999		4,000	15.9375
Watershed		P	11/29/1999		1,300	15.8702
Watershed		S	11/29/1999		  500	15.875
LLC			P	11/29/1999		2,500	15.75
Watershed		P	11/30/1999		4,000	15.5469
LLC			P	11/30/1999    10,000		15.5625
LLC			P	11/30/1999		9,500	15.6875
LLC			P	11/30/1999    13,900		15.7257
Carrino		P	12/01/1999		3,000	15.25
LLC			S	12/02/1999    15,000		15.375
Cayman		P	12/02/1999    25,000		15.375
LLC			P	12/02/1999		5,500	15.5
LLC			S	12/02/1999    10,000		15.375
LLC			S	12/02/1999		5,500	15.5
Watershed		P	12/03/1999    10,000		16.085
Watershed		P	12/06/1999    25,000		15.625
LLC			P	12/06/1999		2,500	15.835
LLC			S	12/06/1999    25,000		15.625
Watershed		P	12/07/1999		1,500	15.0208
LLC			P	12/07/1999    20,000		16.75
Watershed		P	12/08/1999		9,000	16.1723
Watershed		S	12/08/1999    13,500		16.375
LLC			P	12/08/1999		9,500	16.1723
Watershed		P	12/10/1999	  	400		15.5
Watershed		P	12/13/1999		1,200	15.5
Watershed		P	12/15/1999		3,000	15.2292
Watershed		P	12/16/1999    10,000		15.5906
Watershed		P	12/17/1999    42,600		15.6948
Watershed		S	12/17/1999    42,000		15.6994
Watershed		P	12/17/1999		2,000	15.4375
Watershed		P	12/20/1999		5,000	15.125
Watershed		S	12/20/1999    20,000		15.375
Cayman		P	12/20/1999    22,300		15.354
LLC			S	12/21/1999		3,000	15.25
Watershed		P	12/21/1999		3,000	15.375
Watershed		S	12/21/1999    35,000		15.75
LLC			P	12/21/1999		3,000	15.375
LLC			S	12/21/1999		7,000	15.75
Cayman		P	12/21/1999    37,000		15.75
LLC			P	12/21/1999		5,000	15.75
Cayman		P	12/22/1999		2,500	15.375
Cayman		P	12/23/1999	  	700		15.3125
Cayman		P	12/23/1999		3,600	15.4375

CUSIP No. 64352D101					Page 10 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

LLC			P	12/27/1999		3,100	15.3609
Cayman		P	12/27/1999		  900	15.3609
LLC			P	12/28/1999		1,200	15.4375
Watershed		P	12/29/1999		2,000	15.5
Cayman		P	12/29/1999		2,200	15.5
Watershed		P	12/30/1999    10,000		15.5
Cayman		P	12/30/1999    10,000		15.5625
Watershed		P	01/04/2000		7,500	14.7292
Watershed		P	01/06/2000		2,500	13.5
Watershed		P	01/10/2000    14,000		13.375
Watershed		P	01/11/2000		1,200	13.1979
Watershed		P	01/12/2000		2,000	11.9375
Watershed		S	01/13/2000		1,000	11.8125
Watershed		P	01/13/2000		4,900	11.75
Watershed		S	01/13/2000		1,000	12.5
Watershed		S	01/13/2000		1,000	13.25
Watershed		P	01/14/2000		2,000	13.0625
Watershed		P	01/18/2000		4,900	12.75
Watershed		P	01/18/2000    10,000		12.3688
Watershed		P	01/19/2000		5,500	11.5114
Watershed		P	01/19/2000		1,300	11.4423
Watershed		P	01/20/2000		  500	11.1
Watershed		P	01/21/2000		  500	10.75
LLC			P	01/24/2000		6,000	10.5625
Watershed		P	01/25/2000		2,400	10.1042
LLC			P	01/25/2000    10,000		10
LLC			P	01/25/2000    11,100		9.625
Watershed		P	01/26/2000		  900	9.125
Watershed		P	01/27/2000		9,000	9.4792
Watershed		P	01/27/2000		2,100	9.2813
Cayman		P	01/27/2000		2,400	9.375
Watershed		P	01/28/2000    75,200		9.25
Watershed		P	01/28/2000    11,100		9.7117
Watershed		P	01/28/2000		2,000	10
Cayman		P	01/28/2000    30,000		9.25
Cayman		P	01/28/2000		1,700	10
LLC			S	01/28/2000   105,200		9.25
Cayman		P	01/31/2000		1,600	10.125
Watershed		P	02/01/2000		5,000	9.75
Watershed		P	02/01/2000    12,300		9.5561
Watershed		P	02/02/2000		1,000	11.25
Watershed		P	02/02/2000    28,000		10.6014
Watershed		P	02/02/2000		1,500	10.5
Cayman		P	02/02/2000    12,000		10.6014
Cayman		P	02/02/2000    16,000		10.7715

CUSIP No. 64352D101					Page 11 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

Watershed		P	02/03/2000    10,300		10.444
LLC			P	02/03/2000		5,000	10.444
Cayman		P	02/03/2000    10,100		10.4765
Cayman		P	02/03/2000		2,200	10.4375
Watershed		P	02/04/2000		5,200	10.4736
Watershed		P	02/04/2000		2,000	10.125
Watershed		P	02/07/2000		  200	10.0625
Watershed		P	02/08/2000		2,700	9.6875
Carrino		P	02/09/2000		13,000	9.41
Watershed		P	02/09/2000		9,300	9.4039
LLC			P	02/09/2000		3,000	9.4039
Cayman		P	02/09/2000    10,000		9.4039
Watershed		P	02/10/2000		8,700	9.324
Watershed		S	02/10/2000    32,000		9.5
Cayman		P	02/10/2000    32,000		9.5
LLC			P	02/11/2000		4,900	8.9885
Cayman		P	02/11/2000		7,400	9.0912
LLC			P	02/14/2000		4,100	9.8674
Watershed		P	02/15/2000		3,100	10.2601
Watershed		P	02/15/2000		9,500	10.1586
Cayman		P	02/16/2000    22,300		9.6875
Cayman		P	02/16/2000		7,200	10.296
Watershed		P	02/17/2000		6,800	9.9288
Watershed		P	02/18/2000		1,000	10
LLC			P	02/22/2000    10,000		9.8331
LLC			P	02/22/2000    20,000		9.7813
LLC			P	02/23/2000		2,500	9.625
Watershed		S	02/28/2000    15,400		9.1672
Cayman		P	02/28/2000    24,000		9.2434
Watershed		S	02/29/2000    20,000		9.4375
Cayman		P	02/29/2000    23,500		9.4229
Watershed		P	03/01/2000		1,000	8.25
Watershed		P	03/03/2000    40,500		7.3904
LLC			S	03/03/2000    38,000		7.375
Carrino		P	03/06/2000		3,500	6.73
Carrino		P	03/06/2000		  600	6.74
Watershed		P	03/06/2000   220,000		6.6595
Watershed		S	03/06/2000    36,500		6.6566
Watershed		S	03/06/2000		  900	7.25
Watershed		S	03/06/2000		1,000	7.375
Cayman		P	03/06/2000    27,100		6.6595
Cayman		S	03/06/2000    20,000		6.6566
LLC			S	03/06/2000   188,400		6.6566
Carrino		P	03/07/2000		5,000	7.50

CUSIP No. 64352D101					Page 12 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

Carrino		P	03/08/2000		5,000	7.54
Watershed		P	03/08/2000		1,200	7.625
Watershed		P	03/09/2000    10,000		7.5656
Watershed		S	03/09/2000		1,000	8
Carrino		P	03/10/2000    15,000		7.25
Cayman		P	03/10/2000    16,900		7.1376
Carrino		P	03/13/2000    12,000		6.56
Carrino		P	03/13/2000		3,000	6.57
LLC			P	03/13/2000    20,000		6.4965
Watershed		P	03/13/2000    10,000		6.4965
Watershed		P	03/13/2000    25,000		6.4625
LLC			P	03/13/2000    34,750		6.4965
Cayman		P	03/13/2000    10,000		6.4965
Cayman		P	03/14/2000    12,000		6.6354
Cayman		P	03/14/2000		7,500	6.5
Cayman		P	03/14/2000    10,000		6.5625
LLC			P	03/15/2000    10,800		6.8475
Cayman		P	03/15/2000    20,000		6.8475
Cayman		P	03/15/2000    15,000		6.6875
Carrino		P	03/16/2000    15,000		7.03
Watershed		P	03/16/2000		2,300	7.1033
Carrino		P	03/17/2000    33,500		6.83
Watershed		P	03/17/2000    25,000		6.75
Watershed		P	03/17/2000    25,000		6.8197
LLC			P	03/17/2000    25,000		6.8197
Cayman		P	03/17/2000    27,000		6.8197
LLC			P	03/20/2000    25,000		6.89
LLC			P	03/20/2000		5,000	6.95
Watershed		P	03/20/2000		8,500	6.6544
LLC			P	03/20/2000    25,000		6.89
Watershed		P	03/21/2000    26,900		7.4858
Watershed		P	03/21/2000    25,000		7.2875
Watershed		P	03/22/2000		8,500	9.0699
Watershed		S	03/22/2000	  	500		9
LLC			P	03/23/2000		7,700	9.2561
Watershed		P	03/24/2000		5,900	9.179
Watershed		P	03/27/2000		4,000	9.1125
Carrino		P	03/28/2000		2,000	9.13
Watershed		S	03/28/2000		  100	9.5
LLC			P	03/28/2000		3,000	9.4507
Cayman		P	03/28/2000		7,300	9.4507
Carrino		P	03/29/2000    12,700		9.13
Watershed		P	03/29/2000    11,100		9.2855
Watershed		P	03/30/2000		4,400	9.0625
Cayman		P	03/30/2000		5,600	9.3686
Cayman		P	03/30/2000		6,500	9.9543
Cayman		S	03/30/2000		  400	10.25
Cayman		S	03/30/2000		  600	10.5

CUSIP No. 64352D101					Page 13 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

Watershed		P	03/31/2000		1,500	10
Watershed		P	03/31/2000    28,200		9.5904
Watershed		P	03/31/2000    20,000		10
Watershed		P	04/03/2000		6,000	9
Watershed		P	04/03/2000		3,600	9.2057
Watershed		P	04/03/2000		2,800	9.25
Watershed		P	04/04/2000		  500	9.2313
Carrino		P	04/05/2000		4,000	8.56
Watershed		P	04/05/2000		2,000	8.875
Watershed		P	04/06/2000		2,000	8.75
LLC			P	04/07/2000		2,000	8.81
LLC			P	04/07/2000	    25,300		9.0304
Cayman		S	04/07/2000    20,000		9
Watershed		P	04/11/2000    26,300		8.1948
Cayman		P	04/11/2000		5,000	8.25
Carrino		P	04/12/2000    17,500		8.00
Watershed		P	04/12/2000    39,800		7.5163
Watershed		P	04/13/2000    50,000		7.625
Cayman		S	04/13/2000    50,000		7.625
LLC			P	04/14/2000		4,300	7.5509
Watershed		P	04/17/2000		6,000	7.3125
LLC			P	04/17/2000    13,500		7.3046
Cayman		S	04/17/2000   175,517		9.9374
Watershed		P	04/19/2000		5,000	6.9713
Watershed		P	04/20/2000		2,900	7.0237
Watershed		P	04/24/2000		  400	7
Watershed		P	04/26/2000		2,000	7
Watershed		P	04/28/2000		  700	6.875
Watershed		P	05/05/2000		1,000	6.5188
LLC			P	05/08/2000		  700	6.5179
LLC			P	05/08/2000		  300	6.5625
LLC			P	05/09/2000		3,900	6.0897
Watershed		P	05/10/2000    25,900		6.0625
LLC			S	05/10/2000    50,000		6.125
Cayman		S	05/10/2000    24,800		6.0625
Carrino		P	05/11/2000		1,800	5.84
LLC			P	05/11/2000		7,800	5.9075
Carrino		P	05/12/2000    11,000		5.43
LLC			P	05/12/2000	    11,300		5.43
LLC			P	05/12/2000    11,300		6.1999
LLC			P	05/12/2000    20,000		5.3438
LLC			P	05/12/2000    28,901		5.6356
LLC			P	05/15/2000    30,000		7.0211
Watershed		P	05/15/2000    17,200		6.8964
LLC			P	05/15/2000    27,000		6.8964
Watershed		P	05/16/2000	  	300		7
Watershed		P	05/16/2000		3,000	7.5344

CUSIP No. 64352D101					Page 14 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

Watershed		P	05/17/2000    27,500		6.9489
Watershed		P	05/17/2000	  	200		6.875
Watershed		P	05/17/2000    24,800		7.2412
LLC			P	05/17/2000		7,500	7.8033
LLC			P	05/17/2000    38,000		7.75
Cayman		S	05/17/2000		2,900	6.7907
Watershed		P	05/18/2000    20,000		7.9375
Watershed		P	05/18/2000    38,900		7.9578
Watershed		P	05/18/2000		1,400	7.625
LLC			P	05/18/2000    22,500		8.0669
Cayman		S	05/18/2000    20,000		7.9375
Cayman		S	05/18/2000	  	400		7.6875
LLC			P	05/19/2000    20,000		8.3006
Watershed		P	05/19/2000    20,000		8.3125
Watershed		P	05/19/2000		5,000	8.3006
Watershed		P	05/19/2000    34,156		8.0964
Watershed		P	05/19/2000    25,000		7.75
Watershed		P	05/19/2000		4,500	7.6875
LLC			P	05/19/2000		5,000	8.3006
Cayman		S	05/19/2000    25,000		7.75
Watershed		P	05/22/2000		2,000	8.5
Watershed		P	05/22/2000    22,300		8.448
Watershed		P	05/23/2000		4,500	8.9375
Watershed		P	05/23/2000    12,500		8.896
Watershed		P	05/23/2000		7,500	8.875
Watershed		P	05/24/2000    60,100		8.427
Watershed		P	05/24/2000		4,100	8.343
Watershed		P	05/25/2000    20,000		8.4375
Watershed		P	05/25/2000    22,700		8.5584
Watershed		P	05/25/2000		5,000	8.5
Watershed		P	05/26/2000		5,000	9.0137
Watershed		P	05/26/2000		3,000	8.875
Watershed		P	05/26/2000		7,900	8.875
Watershed		P	05/26/2000    43,600		8.9216
Watershed		P	05/30/2000    29,200		8.9374
Carrino		S	05/31/2000		2,700	8.62
Watershed		P	05/31/2000    10,000		8.75
Watershed		P	05/31/2000		2,700	8.625
Watershed		P	05/31/2000    85,500		9.0173
Watershed		P	05/31/2000    19,900		9.2021
LLC			P	05/31/2000    25,000		9.2021
Watershed		P	06/01/2000    13,000		8.8846
Watershed		P	06/01/2000		4,500	9.4972
Carrino		P	06/02/2000		5,000	9.40
LLC			P	06/05/2000    15,000		8.9191

CUSIP No. 64352D101					Page 15 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

Watershed		P	06/05/2000    22,500		8.9069
Watershed		P	06/05/2000    24,000		8.9191
Cayman		P	06/06/2000		4,500	9.1458
Cayman		P	06/06/2000    10,000		8.5625
Watershed		P	06/08/2000		2,500	7.625
Watershed		P	06/08/2000		9,700	7.7577
Watershed		P	06/08/2000    25,000		7.7509
Watershed		P	06/09/2000		7,500	6.75
Watershed		P	06/09/2000    25,000		6.8324
Watershed		P	06/09/2000		6,000	6.5625
Cayman		P	06/09/2000    25,300		6.8324
Carrino		P	06/12/2000    18,300		6.25
Watershed		P	06/12/2000		3,800	6.3125
Watershed		P	06/12/2000    13,300		6.4551
Watershed		P	06/13/2000		5,000	6.7488
Watershed		P	06/13/2000    10,000		6.734
Watershed		P	06/13/2000		3,900	6.8622
Carrino		P	06/14/2000		7,500	6.52
Watershed		P	06/14/2000    15,000		6.9354
Watershed		P	06/14/2000    13,500		6.875
Watershed		P	06/14/2000    10,100		6.4653
Carrino		P	06/15/2000		1,000	6.75
LLC			P	06/15/2000	  	400		7.336
Watershed		S	06/15/2000		1,000	6.75
LLC			P	06/16/2000		2,100	7.5893
Cayman		P	06/19/2000		5,700	7.3958
LLC			P	06/20/2000		1,800	7.1649
Watershed		S	06/21/2000		9,200	7.4158
Cayman		P	06/21/2000    30,000		7.4985
Cayman		P	06/21/2000    11,200		7.6602
LLC			P	06/22/2000		6,400	7.8975
LLC			P	06/22/2000    15,000		7.8941
Cayman		P	06/22/2000    15,000		7.8941
Watershed		S	06/23/2000    36,100		8.679
Cayman		P	06/23/2000    22,000		8.7729
LLC			P	06/26/2000    12,500		7.8954
LLC			P	06/26/2000    45,000		7.7386
Cayman		P	06/26/2000		7,300	7.8954
LLC			P	06/27/2000    20,000		7.3234
LLC			P	06/27/2000    38,600		7.4151
LLC			P	06/28/2000    20,000		7.3169
LLC			P	06/28/2000		2,500	7.375
LLC			P	06/28/2000		8,500	7.4346

CUSIP No. 64352D101					Page 16 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

LLC			P	06/29/2000		2,000	7.9688
LLC			P	06/29/2000    13,000		7.254
LLC			P	06/29/2000    25,000		7.9688
LLC			P	06/29/2000		2,000	7.254
LLC			P	06/29/2000    18,900		7.2774
LLC			P	06/29/2000    15,000		7.254
Watershed		P	06/30/2000    85,000		8.625
Watershed		P	06/30/2000    26,000		8.2906
Watershed		P	06/30/2000    45,900		8.5652
LLC			P	06/30/2000    25,000		8.5652
Cayman		P	06/30/2000    38,100		8.3406
Watershed		P	07/03/2000		9,600	7.7549
Watershed		P	07/05/2000    27,900		7.8886
Watershed		P	07/05/2000		6,000	7.375
LLC			S	07/05/2000		2,000	7.375
Watershed		P	07/06/2000		6,400	7.666
Watershed		P	07/06/2000		7,400	8.0196
Watershed		P	07/06/2000    20,000		7.819
Watershed		P	07/07/2000    25,000		8.25
Watershed		S	07/07/2000    10,000		8.25
Watershed		P	07/10/2000		5,000	8.1
Watershed		P	07/10/2000    10,000		8.25
Watershed		P	07/10/2000		9,700	8.0139
Watershed		P	07/11/2000    12,500		8.6803
Watershed		S	07/11/2000		1,200	8.7916
Watershed		P	07/12/2000		5,300	8.8812
Watershed		P	07/13/2000		4,900	8.8731
Watershed		P	07/14/2000		3,500	8.9821
Watershed		P	07/14/2000		3,700	9.1098
Watershed		P	07/17/2000    16,400		9.0259
Watershed		P	07/18/2000    13,500		9.0699
Watershed		P	07/18/2000		6,900	9.1549
Watershed		P	07/19/2000    48,001		9.126
Watershed		P	07/19/2000		5,000	8.625
Watershed		P	07/19/2000		5,000	9
Watershed		P	07/19/2000		2,500	8.625
Watershed		P	07/19/2000    10,000		9.3431
Watershed		P	07/19/2000	  	200		8.6875
Watershed		P	07/20/2000    13,200		9.7112
Watershed		P	07/20/2000		5,000	9.75
Watershed		P	07/21/2000		7,700	9.9255
Watershed		P	07/21/2000		1,200	9.75
Watershed		P	07/24/2000		7,000	10.1134
Cayman		P	07/24/2000		4,200	9.744

CUSIP No. 64352D101					Page 17 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

LLC			P	07/25/2000    10,000		10.0638
Watershed		P	07/25/2000		8,000	9.9219
LLC			P	07/25/2000    10,000		9.9531
LLC			P	07/26/2000		8,400	10.9959
Watershed		P	07/26/2000		2,200	10.4602
Watershed		P	07/26/2000		5,900	10.25
Watershed		S	07/26/2000		2,200	10.8295
LLC			P	07/26/2000    11,000		10.9886
LLC			P	07/26/2000		5,000	10.9959
LLC			P	07/26/2000    25,000		10.8615
Watershed		P	07/27/2000    10,000		10.25
Watershed		P	07/27/2000    17,450		10.5549
Watershed		P	07/27/2000    30,000		10.4601
Watershed		P	07/27/2000		5,000	10
Watershed		P	07/28/2000    16,500		11.1035
Watershed		P	07/28/2000	  	500		10.75
Watershed		P	07/28/2000		6,600	11.0019
LLC			P	07/31/2000		7,500	11.5993
LLC			P	07/31/2000		5,000	11.6344
Watershed		P	07/31/2000    17,500		11.6026
Watershed		P	07/31/2000		7,500	11.5993
LLC			P	07/31/2000		5,000	11.6026
LLC			P	07/31/2000    10,000		11.5993
Cayman		P	07/31/2000		5,000	11.6344
Cayman		P	07/31/2000		6,000	11.4844
Watershed		P	08/01/2000		2,500	11.82
Watershed		P	08/01/2000		2,000	11.8125
Watershed		P	08/02/2000		7,100	11.9621
Watershed		P	08/02/2000    16,300		11.7492
Watershed		S	08/02/2000		2,000	11.5625
Carrino		S	08/03/2000		7,000	12.18
Watershed		P	08/03/2000		4,100	11.9634
Watershed		P	08/03/2000		1,800	12.0208
Watershed		S	08/03/2000	  	700		12
Watershed		S	08/03/2000		1,100	11.875
Watershed		P	08/04/2000		4,500	12.6917
Watershed		S	08/04/2000		2,400	12.7396
Watershed		P	08/07/2000    13,400		12.9482
Cayman		P	08/07/2000    10,000		12.8744
Watershed		P	08/08/2000		2,600	13.2308
Watershed		P	08/09/2000		6,300	13.4167
Watershed		P	08/09/2000		4,800	13.2552

CUSIP No. 64352D101					Page 18 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

Watershed		P	08/10/2000    14,200		13.3213
Watershed		P	08/10/2000    28,800		13.4894
LLC			S	08/10/2000	  	500		13.5
Cayman		P	08/10/2000    10,000		13.8037
Watershed		P	08/11/2000    50,000		14.25
Watershed		P	08/11/2000    35,000		11.8214
Watershed		P	08/11/2000   101,200		12.1296
Watershed		S	08/11/2000		5,500	12.9432
LLC			P	08/11/2000    15,000		11.3917
LLC			P	08/11/2000    19,500		11.7424
Cayman		P	08/11/2000    45,000		12.4379
Watershed		P	08/14/2000    10,000		12
Watershed		P	08/14/2000    15,050		11.6556
Watershed		P	08/14/2000		1,000	11.5
Watershed		P	08/14/2000		7,500	12
Cayman		P	08/14/2000    10,000		11.625
Watershed		P	08/15/2000    15,000		11.25
Watershed		P	08/15/2000    10,400		11.2169
Watershed		P	08/15/2000    93,800		11.2192
Watershed		P	08/15/2000		5,000	10.625
Watershed		P	08/15/2000		3,000	11.5
Watershed		P	08/16/2000    15,000		11.0625
Watershed		P	08/16/2000    13,500		11.375
Watershed		P	08/16/2000		5,000	11.125
Watershed		P	08/16/2000   131,400		11.5675
Watershed		P	08/16/2000		1,000	11.25
Watershed		S	08/16/2000    15,000		11
Watershed		S	08/16/2000    55,700		11.5945
Watershed		S	08/16/2000    13,500		11.3125
Watershed		P	08/17/2000    52,500		11.6623
Watershed		P	08/17/2000    28,300		11.7997
LLC			S	08/17/2000    13,100		11.937
Cayman		P	08/17/2000    19,100		11.716
LLC			P	08/18/2000		2,000	11.97
Watershed		P	08/18/2000		4,800	11.6191
Watershed		P	08/18/2000    16,500		11.9439
Cayman		P	08/18/2000		5,000	11.125
Watershed		P	08/21/2000    13,900		12.0572
Watershed		P	08/21/2000		2,700	11.875
Watershed		P	08/21/2000		3,600	12.0556
Watershed		P	08/22/2000    10,000		11.8438
Watershed		P	08/22/2000		8,500	11.8515
Watershed		P	08/22/2000		4,800	11.8047
Watershed		P	08/22/2000		5,000	12
Watershed		P	08/23/2000		9,400	11.8511
Watershed		P	08/25/2000		1,100	11.6875

CUSIP No. 64352D101					Page 19 of 22 Pages


		Purchase				Number	   Price
Name		or Sale	   Date	   of Shares	 per Share

LLC			P	08/28/2000		7,500	11.63
Carrino		S	08/28/2000		7,500	11.56
Watershed		P	08/28/2000		4,000	11.125
Watershed		P	08/28/2000    25,300		11.1729
Watershed		P	08/28/2000    19,800		11.1983
Cayman		P	08/28/2000		6,000	11.3177
Cayman		P	08/28/2000		7,500	11.125
Watershed		P	08/29/2000    20,000		11.1875
Watershed		P	08/29/2000		7,000	10.9848
Watershed		P	08/29/2000    10,000		11
Watershed		P	08/29/2000		3,400	11.0938
LLC			P	08/29/2000		2,500	11.1875
Cayman		P	08/29/2000		2,500	11.1875
Cayman		P	08/29/2000    10,000		10.9375
Cayman		P	08/30/2000		4,300	10.8125
Watershed		P	08/31/2000    10,000		11.4375
Watershed		P	08/31/2000		7,500	11.0625
LLC			P	08/31/2000    40,000		11.3021
Watershed		P	08/31/2000    10,000		11.44
Watershed		P	08/31/2000   144,000		11.22
Watershed		P	08/31/2000    21,800		11.21
Watershed		S	09/01/2000    20,000		11.8125
Watershed		S	09/01/2000    92,600		11.375
LLC			S	09/01/2000    70,000		11.375
LLC			P	09/01/2000    10,000		11.5938
LLC			P	09/01/2000		1,800	11.5347
Watershed		P	09/01/2000   162,600		11.44
Watershed		P	09/01/2000    20,000		11.81
Watershed		P	09/05/2000    25,700		10.9504
Watershed		P	09/05/2000    13,100		11.0138
Watershed		P	09/06/2000		8,000	10.9285

CUSIP No. 64352D101					Page 20 of 22 Pages



ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LLC is a registered investment adviser whose clients, including Watershed and Cayman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. LLC is the general partner of Watershed, which is an investment limited partnership. LLC is the investment adviser to Cayman, which is an investment company. Carrino is the sole manager and majority member of LLC and the sole director of Cayman. No single client of LLC, other than Watershed and Cayman, holds more than 5 percent of the Stock.

Each of the Filers disclaims beneficial ownership of the Stock for purposes of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest in the Stock.

LLC and Carrino constitute a group as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The other Filers are filing jointly and disclaim membership in a group.


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CUSIP No. 64352D101					Page 21 of 22 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	October 12, 2000


BROOKHAVEN CAPITAL MANAGEMENT, LLC			/s/ Vincent A. Carrino
By: /s/ Vincent A. Carrino					Vincent A. Carrino
		Manager

WATERSHED PARTNERS, L.P.					WATERSHED (CAYMAN) LTD.
By:	BROOKHAVEN CAPITAL MANAGEMENT, LLC		By:	/s/ Vincent A. Carrino
	General Partner								Director
	By:	/s/ Vincent A. Carrino
				Manager




SCHEDULE 13G

CUSIP No. 64352D101

											EXHIBIT A
			AGREEMENT REGARDING JOINT FILING


The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) and all reports required under Section 16 of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in securities of New Century Financial Corp. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said transactions, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	October 12, 2000

BROOKHAVEN CAPITAL MANAGEMENT, LLC
By:	/s/ Vincent A. Carrino		/s/ Vincent A. Carrino
		Manager					Vincent A. Carrino

WATERSHED PARTNERS, L.P.
By:	BROOKHAVEN CAPITAL MANAGEMENT, LLC		WATERSHED (CAYMAN) LTD.
	General Partner						By: /s/ Vincent A. Carrino
										Director
	By:	/s/ Vincent A. Carrino
		Manager


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